UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Consent Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Consent Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

ZIOPHARM ONCOLOGY, INC.
(Name of Registrant as Specified in Its Charter)

ROBERT W. POSTMA WATERMILL ASSET MANAGEMENT CORP. JAIME VIESER HOLGER WEIS
(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

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☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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(2)	Form, Schedule or Registration Statement No.:

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION

DATED october 26, 2020

ROBERT W. POSTMA

WATERMILL ASSET MANAGEMENT CORP.
JAMIE VIESER
HOLGER WEIS

October [__], 2020

We Believe a Board and Management Refresh Are Necessary at Ziopharm Oncology, Inc. to Address Shareholder Value Destruction and Governance Concerns

We Believe it is Time for the Current Board to be Held Accountable for Years of Poor Performance, Abysmal Corporate Governance, Commercial Missteps, Poor Decision-Making and a Lack of Transparency

With Your Support, We Believe a Reconstituted and Improved Board Will Enable Ziopharm to Flourish and thereby Unlock Shareholder Value

Fellow Ziopharm Shareholders:

WaterMill Asset Management Corp. and Robert W. Postma (together, the “Participating Shareholders”, “we”, “our” or “us”), and the other participants named herein, beneficially own in the aggregate 7,173,650 shares of common stock, par value $0.001 per share (the “Common Stock”), of Ziopharm Oncology, Inc., a Delaware corporation (“Ziopharm”, “ZIOP” or the “Company”), representing approximately 3.3% of the outstanding shares of Common Stock. For the reasons set forth in the attached Consent Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) is necessary to address the continued share price underperformance at Ziopharm and to ensure that the Company is being run in a manner consistent with your best interests. We are therefore seeking to reconstitute the Board by removing Scott Braunstein, J. Kevin Buchi, Elan Z. Ezickson and Chairman Scott Tarriff from the Board, and electing our three highly-qualified nominees, Robert Postma, Jaime Vieser and Holger Weis (the “Nominees”).

We believe Ziopharm shareholders deserve an independent Board that will truly look out for shareholders’ best interests and ensure management accountability. We therefore feel compelled, on behalf of all shareholders, to take action to provide for a better future for all Ziopharm stakeholders and to restore the confidence in the Board that shareholders deserve. Accordingly, we urge you to join us in seeking to remove four current directors of Ziopharm, Scott Braunstein, J. Kevin Buchi, Elan Z. Ezickson and Chairman Scott Tarriff, and to elect our three highly-qualified Nominees, Robert Postma, Jaime Vieser and Holger Weis, who we believe have the experience and skillsets necessary to help drive value for Ziopharm shareholders. We are seeking the election of our three Nominees to fill the four potential vacancies that would occur as a result of our efforts to remove Messrs. Braunstein, Buchi, Ezickson and Tarriff. The Board is currently comprised of eight directors. We are not seeking removal of current directors Christopher Bowden, Laurence J.N. Cooper, Heidi Hagan, and James Huang.

We have identified three independent and highly-qualified Nominees with relevant experience and skillsets that we believe will better represent the shareholders, hold management accountable, and help guide the Company towards a path to success in the rapidly evolving field of immuno-oncology. We believe a reconstituted Board will put Ziopharm on the correct development trajectory, create business development deals, pursue financings that serves the best interest of shareholders, establish and adhere to best corporate governance practices and assure shareholders that the Board is operating with their best interests in mind. The shareholders of Ziopharm deserve a well-functioning Board that maintains a vested interest in the success of the Company. We believe our Nominees are fully committed to ensuring that the best interests of shareholders are properly prioritized. We are launching this consent solicitation because we believe that shareholders must act now to prevent the further destruction of value.

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today. We urge you not to sign any revocation of consent card that may be sent to you by Ziopharm. If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to the Participating Shareholders, in care of Saratoga Proxy Consulting, LLC, which is assisting us, at the address listed on the following page, or to the principal executive offices of Ziopharm.

Thank you for your support,

/s/ Robert W. Postma

Robert W. Postma

WaterMill Asset Management Corp.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION

DATED october 26, 2020

ZIOPHARM ONCOLOGY, INC.
_________________________

CONSENT STATEMENT
OF
ROBERT W. POSTMA
 WATERMILL ASSET MANAGEMENT CORP.
JAMIE VIESER
HOLGER WEIS

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

This Consent Statement and the accompanying WHITE consent card are being furnished to you as a shareholder of Ziopharm Oncology, Inc., a Delaware corporation (“Ziopharm”, “ZIOP” or the “Company”), by Robert W. Postma, WaterMill Asset Management Corp. (“WaterMill”) (together, the “Participating Shareholders”, “we”, “our” or “us”) and the other participants named herein, in connection with our solicitation of written consents to reconstitute a minority of the Board of Directors of the Company (the “Board”). As long-term, substantial shareholders of the Company, with aggregate ownership of 7,173,650 shares of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”), constituting approximately 3.3% of the outstanding shares, we believe that the Board must be immediately reconstituted to ensure that the best interests of shareholders, the owners of Ziopharm, are appropriately represented in the boardroom.

A solicitation of written consents is a process that allows a company’s shareholders to act by submitting written consents to any proposed shareholder action in lieu of voting in person or by proxy at an annual or special meeting of shareholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a shareholders’ meeting, as authorized by Delaware law:

Proposal 1 – Repeal any provision of the By-Laws of the Company (the “Bylaws”) in effect at the time this Proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were in effect as of September 21, 2020 and were filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2020 (the “Bylaw Restoration Proposal”) to restore the Bylaws to their current form if the Board attempts to amend them in any manner prior to the completion of this Consent Solicitation;

Proposal 2 – Remove without cause four members of the Board: Scott Braunstein, J. Kevin Buchi, Elan Z. Ezickson and Chairman Scott Tarriff and, in addition, any person (other than those elected by this Consent Solicitation) nominated, elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after October 15, 2020 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective (the “Removal Proposal”);

Proposal 3 – Amend Article 3, Section 3.3 of the Bylaws, as set forth on Schedule III to this Consent Statement, to provide that any newly created directorships resulting from an increase in the authorized number of directors and vacancies occurring in the Board for any cause shall be filled only by the shareholders (the “Vacancy Proposal”);

Proposal 4 – Amend Article 3, Section 3.2 of the Bylaws, as set forth on Schedule IV to this Consent Statement, to provide that shareholders have the exclusive ability to fix the size of the Board and to fix the size of the Board at seven members (the “Board Size Proposal”); and

Proposal 5 – Elect our three nominees: Robert Postma, Jaime Vieser and Holger Weis (each a “Nominee” and collectively, the “Nominees”), to serve as directors of the Company until the Company’s 2021 annual meeting of shareholders and until their successors are duly elected and qualified (or, if any such Nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining Nominee(s)) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being mailed to the shareholders of Ziopharm on or about October [__], 2020.

We are soliciting your consent in favor of the adoption of the Removal Proposal, the Vacancy Proposal, the Board Size Proposal and the Election Proposal because we believe Ziopharm shareholders will be best served by directors who are committed to safeguarding and promoting the best interests of all Ziopharm shareholders. In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board and the election of the Nominees through changes to the Bylaws not filed with the SEC on or before September 22, 2020, the last date that amendments to the Bylaws were filed with the SEC. Notwithstanding our belief that the Bylaw Restoration Proposal is necessary to protect shareholders under these circumstances, the approval of the Bylaw Restoration Proposal could result in the repeal of Bylaws aligned with security holder interests.

The effectiveness of each of the Bylaw Restoration Proposal, Removal Proposal, Vacancy Proposal and the Board Size Proposal requires the affirmative consent of the holders of a majority of the shares of outstanding voting securities as of the close of business on the Record Date (as defined below). Under the Bylaws, directors are elected by, and vacancies may be filled by, a plurality of the votes cast. Accordingly, with regard to the Election Proposal, the individuals receiving the highest number of consents in favor of their election will be elected up to the number of vacancies to be filled. Each Proposal will be effective without further action when we deliver to Ziopharm such requisite number of consents. Proposal 1 (Bylaw Restoration Proposal), Proposal 2 (Removal Proposal), Proposal 3 (Vacancy Proposal) and Proposal 4 (Board Size Proposal) are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 (Election Proposal), is conditioned, in part, upon the Removal Proposal. If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. In the event that Proposals 2 and 4 are approved but Proposals 3 and 5 are not, a vacancy on the Board may arise that would be filled by the affirmative votes of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, or by a plurality of the votes cast by shareholders.

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On October 15, 2020, the Participating Shareholders delivered to the Secretary of Ziopharm written notice of the Proposals and a request for the Board to fix a record date in accordance with the Bylaws for determining shareholders entitled to give their written consent to the Proposals. The Company has set [__], 2020 as the record date for purposes of determining shareholders entitled to give their written consent to the Proposals (the “Record Date”). According to the Company, as of the Record Date, there were [__] shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Ziopharm within 60 days of the earliest dated written consent delivered to Ziopharm. The Participating Shareholders delivered a written consent to Ziopharm on [__], 2020. Consequently, by [__], 2020, the Participating Shareholders will need to deliver properly completed and unrevoked written consents from the holders of a majority of the outstanding voting securities as of the close of business on the Record Date for Proposal 1 (Bylaw Restoration Proposal), Proposal 2 (Removal Proposal), Proposal 3 (Vacancy Proposal) and Proposal 4 (Board Size Proposal). For Proposal 5 (Election Proposal), the Participating Shareholders will need to deliver properly completed and unrevoked written consents from the holders of a plurality of votes cast as of the close of business on the Record Date. We intend to set [__], 2020 as the goal for the submission of written consents as directed.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

The Participating Shareholders reserve the right to submit consents to Ziopharm at any time within 60 days of the earliest dated written consent delivered to Ziopharm. See “Consent Procedures” for additional information regarding such procedures.

As of October 26, 2020, the Group (as defined below) collectively owned an aggregate of 7,173,650 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock. The Group intends to consent in favor of the Proposals with respect to all of such shares of Common Stock.

As of the Record Date, there were [__] shares of Common Stock outstanding, as reported in the [__] filed with the SEC on [__], 2020. The mailing address of the principal executive offices of Ziopharm is One First Avenue, Parris Building 34, Navy Yard Plaza, Boston, Massachusetts 02129.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY THE PARTICIPATING SHAREHOLDERS AND NOT BY OR ON BEHALF OF THE COMPANY. THE PARTICIPATING SHAREHOLDERS URGE YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN.

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

This Consent Statement is available at www.[__].com

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IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the Postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. The Participating Shareholders urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Participating Shareholders, c/o Saratoga Proxy Consulting, LLC (“Saratoga”) so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such holder unless the consent specifies otherwise.

Only holders of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a shareholder as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, AND FAILURES TO CONSENT WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

4

Background to the Solicitation

Below is a chronological list of interactions and events leading up to this solicitation:

•	On September 28, 2015, Scott Tarriff joined the Board.

•	On May 12, 2017, Ziopharm issued approximately 9.71 million shares of Common Stock at a price of $5.15 per share in connection with a public offering.

•	On September 18, 2018, following the dissolution of the partnership between Ziopharm and Intrexon Corporation, and Randal J. Kirk’s departure from the Board, Mr. Tarriff was appointed Lead Director of the Board.

•	On February 5, 2020, Ziopharm issued approximately 27.83 million shares of Common Stock at a price of $3.25 per share in connection with a public offering.

•	On June 27 and June 28, 2020, Robert Postma had telephone conversions with Mr. Tarriff and Dr. Laurence Cooper regarding the proposals to be voted on at the Company’s 2020 annual meeting of shareholders (the “2020 Annual Meeting”), including the election of directors to the Board.

•	On June 29, 2020, the Company held its 2020 Annual Meeting, at which three directors received less than a majority of the votes cast: Scott Braunstein, Elan Ezickson and Douglas Pagán.

•

Between July 1, 2020 and July 2, 2020, Mr. Postma had telephone conversations with Mr. Tarriff and Dr. Cooper. On the call, Mr. Postma discussed the results of the 2020 Annual Meeting and stated that the Board needed to be refreshed, stating further that the Company would benefit from shareholder representation in the boardroom. Mr. Postma also stated that, due to the lack of a majority of votes received by the three holdover directors at the 2020 Annual Meeting, such directors should immediately resign from the Board.

•	Between July 10, 2020 and July 31, 2020, Mr. Postma had two telephone conference calls with Mr. Tarriff, Dr. Cooper and Heidi Hagen. Mr. Postma also had individual telephone discussions with Mr. Tarriff, Dr. Cooper and Heidi Hagen. During these calls, Mr. Postma once again stated that the Board needed to be refreshed, but was told that refreshing the Board would take time. Mr. Postma suggested that there was a troubling amount of overlap in board service at other companies amongst the current directors. Mr. Postma discussed the possibility of Board members resigning voluntarily.

•	On July 27, 2020, James Huang was appointed to the Board, with a term that will expire at the 2021 Annual Meeting. Mr. Huang was not appointed to serve on any standing committees of the Board.

•	During the first week of August 2020, Mr. Postma had a telephone conversation with Mr. Huang. On the call, Mr. Postma welcomed Mr. Huang to the Board.

•	On September 21, 2020, the Company announced that the Board had appointed J. Kevin Buchi as a member of the Board and as Chair of the Board’s Audit Committee, with a term that will expire at the 2021 Annual Meeting. Mr. Buchi’s appointment to the Board filled the vacancy on the Board created by the resignation of Mr. Pagán, who resigned from the Board and the Board’s Audit Committee effective September 18, 2020.

•	On October 15, 2020, Mr. Postma delivered to the Secretary of Ziopharm written notice of the Proposals and a request for the Board to fix a record date in accordance with the Bylaws for determining shareholders entitled to give their written consent to the Proposals.

•	On October 16, 2020, Mr. Postma filed a preliminary consent statement with the SEC.

•	On October 21, 2020, the Company filed a preliminary consent revocation statement with the SEC.

•	On October 26, 2020, Mr. Postma filed a revised preliminary consent statement with the SEC.

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QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a shareholder, may have and answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement. We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

The Participating Shareholders are making this solicitation. See “Additional Participant Information” for additional information regarding the participants in this consent solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to five corporate actions: (1) the Bylaw Restoration Proposal, (2) the Removal Proposal, (3) the Vacancy Proposal, (4) the Board Size Proposal and (5) the Election Proposal. Each of these Proposals are more fully described below.

The Participating Shareholders are asking you to consent to the Proposals in order to reconstitute the Board through the removal of four of Ziopharm’s current directors and any appointees to the Board prior to the effectiveness of the Proposals and the election of our three Nominees.

WHY ARE WE SOLICITING YOUR CONSENT?

We are soliciting your consent because we believe significant changes to the composition of the Board are necessary to ensure that management is held accountable for the significant share price underperformance at Ziopharm, and to provide critical oversight of the Company’s strategy and management. We believe this Consent Solicitation is the best option we have available as shareholders to reject the status quo and realize long-term shareholder value. Our highly-qualified Nominees are fully committed to improving the Company’s performance and increasing value for the benefit of all shareholders. We believe that removing three current directors and replacing them with our independent Nominees will give shareholders the best chance of turning around the Company’s persistent underperformance and addressing its troubling corporate governance practices. In our view, Ziopharm shareholders can no longer afford to trust that the current Board will look after their best interests.

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WHO ARE THE NOMINEES?

We are asking you to elect each of Robert Postma, Jaime Vieser and Holger Weis as a director of Ziopharm. Collectively, these Nominees have demonstrated skills and experience in operations, finance, corporate governance and transactions across a variety of sectors and directly relevant experience to a specialty biopharmaceutical company such as Ziopharm. The business experience of our highly-qualified Nominees is set forth in this Consent Statement under the section entitled “The Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Shareholders of voting securities at the close of business on the Record Date have the right to consent to the Proposals. The Company has set [__], 2020 as the Record Date. The Company has not yet disclosed the number of shares of Common Stock outstanding as of the Record Date, each of which is entitled to one consent on each Proposal.

Shareholders of voting securities at the close of business on the Record Date have the right to consent to the Proposals. The Participating Shareholders made a request on October 15, 2020 that the Board fix a record date for this consent solicitation.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible. In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of shareholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company. The Participating Shareholders delivered its written consent to the Company on [__], 2020. Consequently, the Participating Shareholders will need to deliver properly completed and unrevoked written consents to Proposals 1 through 4 from the holders of a majority of the outstanding voting securities of Ziopharm as of the close of business on the Record Date, as well as properly completed and unrevoked written consents to Proposal 5 from a plurality of votes cast, by no later than [__], 2020. Nevertheless, we intend to set [__], 2020 as the goal for submission of written consents. Effectively, this means that you have until [__], 2020 to consent to the Proposals.

WE URGE YOU TO ACT AS SOON AS POSSIBLE TO ENSURE THAT YOUR CONSENT WILL COUNT.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

Proposals 1 through 4 will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company. For Proposal 5 (the Election Proposal), directors are elected to the Board to fill vacancies by a plurality of the votes cast. Consequently, the Election Proposal will be adopted and become effective when properly completed, unrevoked consents are signed and delivered to the Company by a plurality of the votes cast within 60 calendar days of the date of the earliest dated consent delivered to the Company.

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According to the Company, as of the Record Date, there were [__] shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal. This means that the consent of the holders of at least [__] shares of Common Stock would be necessary to effect Proposals 1 through 4. As of October [__], 2020, the Group collectively owned in the aggregate 7,173,650 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock.

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the Postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Participating Shareholders, c/o Saratoga so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call our solicitor Saratoga toll-free at: (888) 368-0379 (Shareholders). Banks and brokers call collect at: (212) 257-1311.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

8

REASONS FOR OUR SOLICITATION

WE BELIEVE THE TIME FOR SUBSTANTIAL CHANGE IS NOW

We are long-term shareholders of Ziopharm who firmly believe that the Company has the potential to be a leader in immuno-oncology by leveraging its multi-platform approach in developing cell and gene therapies to effectively access and treat patients with cancer. Unfortunately, however, Ziopharm shareholders have suffered deep and sustained diminution in share value despite this potential, in our view, because of poor decision making and strategies adopted by a Board and management team that lack an appropriate sense of urgency and awareness of the cost of capital. We believe that the current Board and management team have failed to generate significant value for shareholders through a lack of focus on the Company’s core mission, an adherence to shareholder-unfriendly corporate governance practices and an inadequate response to shareholder engagement. The Board’s apparent inability or unwillingness to address these persistent issues plaguing the Company make it clear, in our view, that the Board must be immediately reconstituted to restore shareholder confidence that directors will provide the critical oversight function needed to foster success in an early clinical stage immunotherapy company.

We have attempted to engage with the Company on numerous occasions over the past several years, and throughout our engagement, we have become disheartened by Chairman Scott Tarriff’s and the Board’s lack of urgency in tackling the issues causing the Company’s persistent stock price underperformance, and by the Company’s reluctance to commit to actions that we believe would enhance value for all shareholders. We question whether this is because no director other than Dr. Cooper has purchased shares of Ziopharm common stock in the open market, and that the directors therefore lack the appropriate level of “skin in the game” to align their interests with shareholders.

As a result of Ziopharm’s dismissive attitude in response to our concerns and the concerns of other shareholders, we believe we are left with no choice but to seek the removal of existing Board members and the election of our three Nominees, who possess the requisite skills and experience to drive the Company forward and bring much-needed and long overdue shareholder representation in the boardroom.

Ziopharm Has Drastically Underperformed its Peers and Broader Market Indices

We have been invested in Ziopharm since 2013. It has been an underperforming1 biotechnology company for at least the past five years, since Mr. Tariff joined the Board and Dr. Cooper became CEO. During that time, along with the one-, three-, and five-year periods since Mr. Tarriff joined the Board and assumed his roles as Lead Director and then Chairman, Ziopharm has performed dramatically worse than the rest of the biotech sector and broader market, as reflected in the chart below, and Ziopharm shareholders have witnessed the value of the equity decline by 71% since Mr. Tarriff joined the Board in September 2015. By contrast, the SPDR S&P Biotech ETF increased 91.8% over that same period.

1 Relative to the SPDR S&P Biotech ETF.

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10

Scott Tarriff joins Ziopharm's Board on 9/28/2015. Stock down 71% since then

ZIOP US Equity	Settings				
Buy Date	09/28/2015	Sell Date	10/15/2020	Period	Daily
Buy Price	9.13	Sell Price	2.64	Shares	
Total Dividends	--	Gross / Net		Commission Co	
Holding Strategy				Total Return	
Price Change				-71.0843%	

Hi: 14.57 Hi: 14.57
ZIOPHARM Oncology Inc
Security Price (USD) 2.64
Dividend Adjusted Value 2.64
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6.00
4.00
2.00
Low: 1.61 Low: 1.61
Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep Dec Mar Jun Sep
2015
2016
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2020

We Believe Shareholder Representation in the Boardroom is Urgently Needed

We believe that the lack of significant Ziopharm stock ownership by directors represents an alarming misalignment with shareholders’ interest in maximizing value creation. According to publicly available information, the entire Board collectively owns in the aggregate less than 1.3% of the Company’s outstanding shares of Common Stock, nearly all of which is held by Dr. Cooper. In fact, no director other than Dr. Cooper has purchased shares of Ziopharm in the open market, and Mr. Tarriff only owned 4,186 shares as of April 2020, according to the Company’s last proxy statement. Since May 2017, the Company conducted multiple public offerings and private placements, issuing a total of approximately 80 million shares of Common Stock and thereby diluting existing shareholders by over 50%. These share issuances were at prices significantly below market and led to only about $255 million raised according to the Company’s public filings.2

2 See the Company’s Annual and Quarterly Reports on Forms 10-K (filed with the SEC on March 2, 2020 and March 5, 2019) and 10-Q (filed with the SEC on August 6, 2020).

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By contrast, our Nominees hold a substantial position in Ziopharm and collectively beneficially own an aggregate of 3.3% of the Company’s outstanding shares. In our view, with such little “skin in the game”, the Board lacks the same level of commitment to protecting and maximizing shareholder value that we have. We believe that a boardroom culture focused on and committed to strong performance and long-term value creation requires having appropriate shareholder representatives who can hold management accountable for carrying out strategy while also achieving ambitious performance targets that better align with the creation of shareholder value.

Shareholders Have Already Demonstrated a Lack of Confidence in the Current Board

At the 2020 Annual Meeting, three directors, Scott Braunstein, Elan Ezickson and Douglas Pagán, received the support of less than a majority of the votes cast. By casting more withhold votes than votes “for” their election, shareholders sent a clear and decisive signal that these three directors no longer have the support of shareholders. Despite having a resignation policy in place for such situations, two out of three of these directors still remain on the Board.

Proxy advisory firm Institutional Shareholder Services (“ISS”) has also expressed some concerns with the current Board. Specifically, in connection with the 2020 Annual Meeting, ISS recommended shareholders vote “WITHHOLD” with respect to the election of Mr. Braunstein to the Board due to his service on more than three public company boards while also serving as Chief Executive Officer of a separate public company, and noted that “[a] CEO cannot reasonably be expected to balance the responsibilities of serving on more than three public boards while also fulfilling full-time executive duties.” In addition, ISS noted in its report issued in connection with the 2019 Annual Meeting that Mr. Ezickson attended less than 75 percent of Board and committee meetings last year, and that “directors who do not attend their board and committee meetings cannot be effective representatives of shareholders.”

We Believe There is a Better Path Forward for Ziopharm

We believe Ziopharm needs a Board that represents the shareholders, holds management accountable and helps guide the Company towards a path to success. We believe a reconstituted Board will put Ziopharm on the correct development trajectory, create business development deals, pursue financing that serves the best interest of shareholders, establish and adhere to corporate governance best practices and assure shareholders that the Board is operating with their best interests in mind. The shareholders of Ziopharm deserve a well-functioning Board that maintains a vested interest in the success of the Company. Our Nominees possess the requisite skills and expertise to help the Company fully realize its potential value as a leader in immunotherapy development.

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PROPOSAL 1 -- THE BYLAW RESTORATION PROPOSAL

We are asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to remove four of the current directors (and any other directors appointed by the Board during this Consent Solicitation), give shareholders the exclusive ability to fill vacancies on the Board, set the Board size to seven directors and elect the Nominees through changes to the Bylaws not filed with the SEC on or before September 22, 2020, which would have the effect of limiting existing shareholders’ rights and abilities to take action in their capacity as shareholders of Ziopharm. The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the Bylaws of ZIOPHARM Oncology, Inc. as of the effectiveness of this resolution that was not included in the By-Laws filed with the Securities and Exchange Commission on September 22, 2020, be and are hereby repealed.”

The purpose of the Bylaw Restoration Proposal is to ensure that the Bylaws of the Company remain as they are in their current, publicly available form up until the completion of this Consent Solicitation (which, if successful, will amend the Bylaws as set forth Schedules III and IV), and to restore the Bylaws to their current form if the Board attempts to amend them in any manner prior to the completion of this Consent Solicitation. If the Board does not effect any additional changes to the version of the Bylaws publicly available in filings by Ziopharm with the SEC on or before September 22, 2020, the Bylaw Restoration Proposal will have no further effect. However, if the incumbent Board has made additional changes since that time, such as amending the provision in the Bylaws to change the procedure by which a record date is set in connection with a consent solicitation, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by Ziopharm with the SEC on September 22, 2020, without considering the nature of any changes the incumbent Board may have adopted. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more shareholders of the Company may consider to be beneficial to them or to the Company. However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the Consent Solicitation. We are not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

WE URGE YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL

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PROPOSAL 2 -- THE REMOVAL PROPOSAL

We are asking you to consent to the Removal Proposal to remove four current members of the Board and any other person or persons appointed to the Board to fill any other vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this Consent Solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that (i) each of Scott Braunstein, J. Kevin Buchi, Elan Z. Ezickson and Scott Tarriff and (ii) each person nominated, elected or appointed to the Board of Directors of ZIOPHARM Oncology, Inc. to fill any vacancy or newly-created directorship after October 15, 2020, and prior to the effectiveness of this resolution, be and hereby is removed.”

The Board is currently composed of eight annually-elected directors. The Board’s refusal to hold management accountable for its historic and continued underperformance has left us with no choice but to seek Board change. We can no longer stand by, and we can no longer trust that this Board will act with the best interests of shareholders in mind. If shareholders consent to the Removal Proposal, four current directors will be removed from the Board, and if shareholders consent to the Election Proposal, our three Nominees would fill three of the vacancies created as a result of the removal of Messrs. Braunstein, Buchi, Ezickson and Tarriff.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or permits cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Consequently, Section 141(k) of the DGCL permits the shareholders of the Company to remove any director or the entire Board without cause. If a shareholder wishes to consent to the removal of certain of the members of the Board, but not all of them, or if such shareholder does not wish to approve the removal of any other person or persons elected or appointed to the Board on or after October 15, 2020 but prior to the effective date of the Proposals, such shareholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing (1) the name of each such person that the shareholder does not wish to be removed and/or (2) “do not consent to removal of future directors.” If there are less than three vacancies on the Board as of the effective date of the Proposals and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to Proposal 5 than the number of such resulting vacancies, then it is our intention that the Nominees be appointed in order of the number of consents received by the Nominees, with the Nominee receiving the highest number of consents filling the first available vacancy. Vacancies will be considered “available” within the meaning of the preceding sentence in descending order corresponding to the number of consents for a particular incumbent director’s removal. In the event that two or more Nominees, each of whom receives the same number of consents, are to be considered for filling a particular vacancy, such vacancy shall be filled with the first such Nominee in alphabetical order.

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According to the [__], filed with the SEC on [__], 2020, as of the Record Date, there were [__] shares of Common Stock outstanding, each entitled to one consent per share.

The consent of the holders of at least [__] shares of outstanding voting securities would be necessary to effect Proposal 2. Therefore, [__] shares in addition to the 7,173,650 shares entitled to consent held by the Group will be needed to effect Proposal 2. If any shareholder consenting to Proposal 2 writes in the name of any of Messrs. Braunstein, Buchi, Ezickson or Tarriff that such shareholder does not wish to be removed, then the total number of shares represented by any such WHITE consent card will be subtracted from the total number of shares consenting to the removal of such director pursuant to Proposal 2. In the event that holders of less than [__] shares of outstanding voting securities consent to the removal of any of Messrs. Braunstein, Buchi, Ezickson or Tarriff, then such director will not be removed pursuant to Proposal 2. The actual number of consents necessary to effect the Proposals will depend on the facts as they exist on the Record Date.

The WHITE consent card delivered with this Consent Statement provides shareholders with the opportunity to adopt the Removal Proposal in part by designating the name(s) of any director(s) targeted for removal in this Removal Proposal whom such shareholder does not want removed from the Board.

WE URGE YOU TO CONSENT TO THE REMOVAL PROPOSAL

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PROPOSAL 3 -- THE VACANCY PROPOSAL

We are asking you to consent to the adoption of the Vacancy Proposal to divest the current directors of their ability to fill vacancies resulting from any newly created directorship(s) or for any cause and provide shareholders with the exclusive ability to fill any such vacancies. Accordingly, you are being asked to amend the Bylaws in order to allow only the shareholders to fill any vacancies on the Board resulting from any newly created directorship(s) or for any cause, as set forth on Schedule III to this Consent Statement.

The following is the text of the Vacancy Proposal:

“RESOLVED, that Article 3, Section 3.3 of the Bylaws of ZIOPHARM Oncology, Inc. (the “Company”), is hereby amended, as set forth on Schedule III to this Consent Statement, to provide that any vacancies on the Board of Directors of the Company resulting from any newly created directorship(s) or for any cause shall be filled exclusively by the shareholders of the Company.”

WE URGE YOU TO CONSENT TO THE VACANCY PROPOSAL

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PROPOSAL 4 -- THE BOARD SIZE PROPOSAL

The Bylaws currently provide that the Board shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board. The Bylaws do not specifically permit shareholders to fix the size of the Board. We are therefore asking you to consent to the adoption of the Board Size Proposal to give shareholders the exclusive ability to fix the size of the Board and to fix the size of the Board at seven members. Accordingly, you are being asked to amend the Bylaws as specifically set forth on Schedule IV to this Consent Statement.

The following is the text of the Board Size Proposal:

“RESOLVED, that Article 3, Section 3.2 of the Bylaws of ZIOPHARM Oncology, Inc. is hereby amended, as set forth on Schedule IV to this Consent Statement, to give shareholders the exclusive ability to fix the size of the Board of Directors and to fix the size of the Board of Directors at seven members.”

If the Board Size Proposal is approved, the size of the Board will be fixed at seven directors, however, as set forth on Schedule IV to this Consent Statement, the number of directors constituting the Board may be adjusted from time to time by an amendment to Section 3.2 of the Bylaws duly adopted by the Company’s shareholders.

WE URGE YOU TO CONSENT TO THE BOARD SIZE PROPOSAL

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PROPOSAL 5 –THE ELECTION PROPOSAL

The Company currently has an annually-elected Board consisting of eight members. We do not believe that the current Board has been acting in the best interests of shareholders, as discussed in further detail in the “Reasons for the Solicitation” section of this Consent Statement. Accordingly, we are asking you to consent to elect, without a shareholders’ meeting, each of the following individuals to serve as a director of Ziopharm: Robert Postma, Jaime Vieser and Holger Weis.

If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they will be able to implement any actions that they may believe are necessary to enhance shareholder value. No assurance can therefore be given that the Nominees would be able to establish and require adherence to best corporate governance practices or ensure management accountability.

All of the Nominees, if elected, would serve as a single class together on the Board. Each would hold office until the next annual meeting of shareholders and until such person’s successor has been duly elected and qualified or until such person’s death, resignation, retirement or removal. If four incumbent directors are removed pursuant to the Removal Proposal, then your consent to elect the Nominees will have the legal effect of electing to the Board our three director Nominees to serve on a Board composed of seven members. Under the current Bylaws, shareholders may elect directors to fill vacancies on the Board, including vacancies caused by the removal of directors, by a plurality of the votes cast.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth in the bios below.

Robert Postma, age 66, has served as the principal of WaterMill Asset Management Corp. (“WaterMill”), a family office asset management company which he founded, since July 1999. WaterMill actively trades in municipal bonds and equities. Mr. Postma has over 44 years of trading experience and received a Bachelor of Arts degree in Business and Economics from Lafayette College.

The Participating Shareholders believe that Mr. Postma’s over four decades of investment management experience make him well-qualified to serve on the Board.

Jaime Vieser, age 51, has managed Brushwood LLC, a private investment firm, since January 2017. From 2010 to December 2016, he was a Managing Partner and co-principal of Castle Hill Asset Management LLC (“Castle Hill”), a multi-billion dollar asset manager and hedge fund. Prior to founding Castle Hill, Mr. Vieser was responsible for Deutsche Bank AG’s, a multinational investment bank and financial services company, High Yield Sales and Trading Group in London from 1998 to 2008. He originally joined Bankers Trust Company, a bank holding company, in New York in 1994 (later acquired by Deutsche Bank in 1999) and worked in the Leveraged Finance division. Mr. Vieser graduated from the University of Michigan with a degree in Economics and from the Cox School of Business at Southern Methodist University with a Master’s in Business Administration.

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The Participating Shareholders believe that Mr. Vieser’s 30 years of investing experience, including investment in numerous start-up tech and biotech companies, and his involvement in numerous successful corporate restructurings, make him well-qualified to serve on the Board.

Holger Weis, age 57, has served as the Chief Financial Officer and Director of PhenoTarget Biosciences, Inc., a biotech start-up company, since founding the company in April 2020, and as the principal of Weis Advisors, Inc., a company that provides consulting services to life science companies, since founding the company in April 2018. Prior to that, he served in a number of roles at DemeRx, Inc., a clinical stage pharmaceutical company developing non-addictive treatments for drug addiction, including serving as Chief Operating Officer and Chief Financial Officer from December 2011 to July 2017, and also as President from September 2014 to July 2017, and as a Consultant from July 2017 to April 2018. Earlier in his career, Mr. Weis served as the Chief Financial Officer of EnSA Holdings, LLC, a company that focuses on environmentally sustainable agriculture techniques and technologies for the production of rice, from August 2010 to November 2011. From 2006 to 2010, he served as the Vice President & Chief Financial Officer, Secretary and Treasurer of NovaVision, Inc., a therapeutic and diagnostic vision restoration company. Prior to that, he served as the Chief Financial Officer & Treasurer of GMP Companies, Inc., a company that develops and commercializes pharmaceutical, medical device and diagnostic technologies, from 2000 to 2005. Earlier in his career, Mr. Weis served as a Senior Manager at Ernst & Young, a multinational professional services company, from 1986 to 2000. Mr. Weis has co-authored a number of scientific papers and presentations and is an inventor on a number of patents and patent applications. Mr. Weis received a Bachelor of Business Administration in Accounting from the University of Georgia and is a Certified Public Accountant.

The Participating Shareholders believe Mr. Weis’ long tenured career as a senior executive operating in the life science and financial services fields with demonstrated leadership in working with cross functional teams required in the drug development process make him well-qualified to serve on the Board.

The principal business address of Mr. Postma is 141 Mecox Road, PO Box 207, Water Mill, NY 11976. The principal business address of Mr. Vieser is 124 Ballantine Road, Bernardsville, NJ 07924. The principal business address of Mr. Weis is 1212 SE 11th Street, Fort Lauderdale, Florida 33316.

Each of the Nominees is a citizen of the United States of America.

As of the date of this filing, Mr. Postma beneficially owns 1,176,462 shares of Common Stock, including shares held in a Roth IRA account in his name. As the Principal of WaterMill, Mr. Postma may be deemed to beneficially own the 4,195,508 shares of Common Stock beneficially owned by WaterMill. Mr. Postma may be deemed to beneficially own 3,574 shares of Common Stock beneficially owned by his spouse. As of the date of this filing, Mr. Postma beneficially owned 946,970 Warrants (the “Warrants”), which have a strike price of $3.01 and expire on November 14, 2023. Each Warrant is currently exercisable into one share of Common Stock, subject to a beneficial ownership limitation as set forth in the terms of the Warrants.

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As of the date of this filing, Mr. Vieser beneficially owns 743,696 shares of Common Stock, including shares held by members of his family including his wife, which Mr. Vieser may be deemed to beneficially own, and including shares held in an IRA account in Mr. Vieser’s name.

As of the date of this filing, Mr. Weis beneficially owns 107,440 shares of Common Stock, including shares held by members of his family including his wife and children, which Mr. Weiss may be deemed to beneficially own, and including 20,000 shares underlying certain call options currently exercisable. Each of the call options has an expiration date of March 19, 2021, and call options referencing 10,000 shares of Common Stock have a strike price of $12.00 and call options referencing the 10,000 shares of Common Stock have a strike price of $5.00.

For information regarding purchases and sales during the past two years by the Nominees of securities of the Company, see Schedule I.

Each of the Nominees may be deemed to be a member of the Group (as defined below) together with the other Participants (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Nominees specifically disclaims beneficial ownership of the shares of Common Stock owned not directly owned by him or her. For information regarding purchases and sales during the past two years by certain members of the Group of securities of the Company, see Schedule I.

The Participating Shareholders and the Nominees are collectively referred to as the “Group” herein. For information regarding purchases and sales during the past two years by certain members of the Group of securities of the Company, see Schedule I.

On October 15, 2020, the members of the Group entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company, if applicable, and (b) the parties agree to form a Group for the purpose of (i) soliciting written consents or proxies in favor of the Proposals, (ii) taking such other actions as the parties deem advisable and (iii) taking all other action necessary or advisable to achieve the foregoing.

The Participating Shareholders believe that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, no director of a NASDAQ listed company qualifies as “independent” under NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, if each of the Nominees is elected, the determination of each of the Nominees’ independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

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On July 24, 2017, Mr. Weis resigned from his position as President, Chief Operating Officer, and Chief Financial Officer of DemeRx, Inc. pursuant to the resignation for “good reason” provisions of his employment contract after the scientific founder led an effort to replace the entire board of directors with a new board that included herself. Unable to raise new capital, the scientific founder led new board, on April 9, 2018, filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Southern District of Florida, which was confirmed by the Court on March 5, 2019.

Other than as stated herein, there are no arrangements or understandings between the Participating Shareholders and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Consent Statement and to serve as a director of the Company if so elected. No Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The Election Proposal to elect the Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal. If none of the then existing members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Participating Shareholders’ nominees can be elected pursuant to the Election Proposal.

If there are less than three vacancies on the Board as of the effective date of the Proposals and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then it is the Participating Shareholders’ intention that the Nominees be appointed in order of the number of consents received by the Nominees, with the Nominee receiving the highest number of consents filling the first available vacancy. Vacancies will be considered “available” within the meaning of the preceding sentence in descending order corresponding to the number of consents for a particular incumbent director’s removal. In the event that two or more Nominees, each of whom receives the same number of consents, are to be considered for filling a particular vacancy, such vacancy shall be filled with the first such Nominee in alphabetical order.

Although we have no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees are not available for election, the Participating Shareholders may designate such other nominee or nominees to be elected to the Board. In any such case, we would identify and properly designate such substitute nominees in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE consent card will be voted for such substitute nominee(s). Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected. The WHITE consent card delivered with this Consent Statement provides each shareholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Nominees whom such shareholder does not want elected to the Board.

Other than as stated herein, there are no arrangements or understanding between the Participating Shareholders and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Consent Statement and to serve as a director of the Company if so elected.

WE URGE YOU TO CONSENT TO THE ELECTION OF ALL THREE OF THE Nominees

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CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s shareholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. Ziopharm’s Amended and Restated Certificate of Incorporation (the “Charter”) does not contain any such contrary provision.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Accordingly, under Delaware law, the entire Board or any individual director may be removed from office, with or without cause, by the affirmative vote of shareholders holding at least a majority of the then outstanding shares of the Company entitled to vote at an election of directors. Article 3, Section 3.3 of the Bylaws currently provides that, any newly created directorships resulting from an increase in the authorized number of directors and vacancies occurring in the Board for any cause, may be filled by the affirmative votes of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining Director, or may be elected by a plurality of the votes cast.

There is no assurance that any of the Company’s nominees will serve as a director if any or all of our Nominees are elected.

The Bylaws provide that, in order to determine the shareholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. According to the Bylaws, if the Company does not fix a record date, then the record date shall be: (i) when no prior action by the Board has been taken, the day on which the first written consent is delivered to the Company or (ii) when prior action by the Board is required, the close of business on the day on which the Board adopts the resolution taking such prior action.

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Ziopharm within 60 days of the earliest dated written consent delivered to Ziopharm. The Participating Shareholders delivered a signed written consent to Ziopharm on October [__], 2020. Consequently, the Participating Shareholders will need to deliver properly completed and unrevoked written consents to Proposals 1 through 4 from the holders a majority of the outstanding voting securities as of the close of business on the Record Date no later than [__], 2020, and for Proposal 5, the Participating Shareholders will need to deliver properly completed and unrevoked written consents from the holders of a plurality of votes cast. Nevertheless, we intend to set [__], 2020 as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. The Participating Shareholders reserve the right to submit to Ziopharm consents at any time within 60 days of the earliest dated written consent delivered to Ziopharm.

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If the Proposals become effective as a result of this Consent Solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to shareholders who have not executed written consents. All shareholders will be notified as promptly as possible by press release of the results of the solicitation.

Under applicable Delaware law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted through this Consent Solicitation.

Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the holder that granted such consent. A revocation may be in any written form validly signed by the holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Participating Shareholders, in care of Saratoga, or to the principal executive offices of Ziopharm. Although a revocation is effective if delivered to Ziopharm, the Participating Shareholders request that either the original or photostatic copies of all revocations of consents be mailed or delivered to the Participating Shareholders, c/o Saratoga, at the address set forth on the back cover of this Consent Statement, so that the Participating Shareholders will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

Procedural Instructions

You may consent to any of the Proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also vote against consenting with respect to any of the Proposals on the enclosed WHITE consent card by marking the “AGAINST CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the Proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the Proposals, your consent will be voted in favor of such Proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

WE URGE YOU TO CONSENT TO ALL OF THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

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SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this Consent Solicitation is being made by the Participating Shareholders and the other participants named herein. Consents may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

The Participating Shareholders have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $100,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders. The Participating Shareholders have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold. The Participating Shareholders will reimburse these holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [__] persons to solicit Ziopharm shareholders as part of this solicitation.

The entire expense of this consent solicitation is being borne by the Participating Shareholders. Costs of this consent solicitation are currently estimated to be approximately $[__]. The Participating Shareholders estimate that through the date hereof its expenses in connection with this consent solicitation are approximately $[__]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with the solicitation.

The Participating Shareholders intend to seek reimbursement from Ziopharm of all expenses it incurs in connection with the solicitation. The Participants do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are Robert Postma, WaterMill and the remaining Nominees. The principal business of WaterMill is investing in securities. The principal business address of WaterMill is 141 Mecox Road, PO Box 207, Water Mill, NY 11976.

As of the date of this filing, WaterMill beneficially owned 4,195,508 shares of Common Stock.

For information regarding purchases and sales of securities of the Company during the past two years by the Participants, see Schedule I.

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Certain of the Participants and their associates and affiliates may effect purchases of shares of Common Stock through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debt balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock. There is currently no outstanding indebtedness or margin with respect to the shares of Common Stock beneficially owned by the Participants.

On October 15, 2020, the Participants entered into the Joint Filing and Solicitation Agreement described under the Election Proposal.

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on in this solicitation. With respect to each of the Participants, except as set forth elsewhere in this Consent Statement, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

25

shareholder Proposals for Inclusion in Proxy Materials

A shareholder seeking to have a proposal included in the proxy statement for the 2021 Annual Meeting must comply with Rule 14a-8 under the Exchange Act, which sets forth the requirements for including shareholder proposals in Company-sponsored proxy materials. In accordance with Rule 14a-8, for a shareholder proposal to be considered for inclusion in next year’s Proxy Statement, it must be submitted in writing to the Company’ Corporate Secretary no later than Monday, January 18, 2021, which is 120 days prior to the one-year anniversary of the date the 2020 Proxy Statement was first mailed or made available to shareholders. If the Company receives notice after that date of a shareholder’s intent to present a proposal at the 2021 Annual Meeting, the Company will have the right to exercise discretionary voting authority with respect to such proposal, if presented at the meeting, without including information regarding such proposal in the Company’s proxy materials. However, if the date of the 2021 Annual Meeting changes by more than 30 days from the one-year anniversary of the date of the 2020 Annual Meeting, then such proposals must be received a reasonable time before the Company begins to print and send its proxy materials for the 2021 Annual Meeting.

shareholder Proposals and Nomination of Director Candidates Not Intended for Inclusion in Proxy Materials

Rule 14a-4 under the Exchange Act governs the use of the Company’s discretionary proxy voting authority with respect to a shareholder proposal that the shareholder has not sought to include in the Company’s proxy statement. Rule 14a-4 provides that if a proponent of a proposal fails to notify the Company at least 45 days prior to the month and day of mailing of the prior year’s proxy statement, management proxyholders will be allowed to use their discretionary voting authority as to whether the proposal is raised at the annual meeting, without any discussion of the matter. If a shareholder wishes to bring a matter before the shareholders at the 2021 Annual Meeting but does not notify the Company before April 3, 2021 (or a reasonable time before the Company begins to distribute the proxy materials for the 2021 Annual Meeting if the date of the 2021 Annual Meeting is changed by more than 30 days from the one-year anniversary of this year’s annual meeting), for all proxies the Company receives, the management proxyholders will have discretionary authority to vote on the matter, including discretionary authority to vote in opposition to the shareholder’s proposal.

OTHER MATTERS AND ADDITIONAL INFORMATion

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” consent statements and annual reports. This means that only one copy of this Consent Statement may have been sent to multiple shareholders in your household. The Participating Shareholders will promptly deliver a separate copy of the document to you if you write to our solicitor, Saratoga, at the following address or phone number: 520 8th Avenue, 14th Floor, New York, NY 10018, or call toll free at 1 (888) 368-0379. If you want to receive separate copies of our consent materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our solicitor at the above address and phone number.

26

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, vote against consenting to or abstain with respect to each Proposal by marking the “CONSENT,” “AGAINST CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS, THE CONSENT WILL BE VOTED IN FAVOR OF PROPOSAL 1, 2, 3, 4, AND 5.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Saratoga at the address below, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed. If you have any questions or require any assistance in executing your consent, please call Saratoga at the numbers listed below.

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

27

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS CONSENT STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN A CONSENT REVOCATION STATEMENT TO BE FILED BY THE COMPANY RELATING TO THE PROPOSALS DESCRIBED HEREIN BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Consent Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Robert W. Postma

[__], 2020

28

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

Robert w. Postma

692[3]	10/31/2018
946,970 Units[4]	11/14/2018
35,000	08/26/2019
30,000	08/26/2019
10,000	08/26/2019
50,000	08/26/2019
135[3]	12/10/2019

WaterMill asset management corp.

104,492	02/20/2019
95,508	02/20/2019
600,000	09/13/2019
500,000	02/05/2020

Jaime vieser

20,000	12/19/2018
60,000	12/26/2018
39,104	02/08/2019
7,728	02/11/2019
40,000	12/31/2019
15,000	01/17/2020
300,000	01/17/2020

3 Represents shares held by Mr. Postma’s spouse.

4 One Unit represents one share of Common Stock and one Warrant.

I-1

HOLGER WEIS

20,000	10/15/2018
6,000	10/18/2018
5,800	10/18/2018
1,000	12/27/2018
1,100	12/28/2018
100	01/03/2019
10,000[5]	09/25/2020
200	03/13/2020
(200)	04/13/2020
5,000	02/05/2020
5,000	03/09/2020
5,000	07/27/2020
10,000[6]	09/11/2020

5 Represents shares of Common Stock underlying American-style call options with an exercise price of $12.00 and an expiration date of March 19, 2021.

6 Represents shares of Common Stock underlying American-style call options with an exercise price of $5.00 and an expiration date of March 19, 2021.

I-2

SCHEDULE II

The following is reprinted from the Company’s [____] filed with the Securities and Exchange Commission on [_____].

II-1

SCHEDULE III

PROPOSED AMENDMENT OF BYLAWS TO GIVE SHAREHOLDERS THE EXCLUSIVE ABILITY TO FILL ANY VANCANCIES ON THE BOARD OF DIRECTORS OF THE COMPANY AS A RESULT OF NEWLY CREATED DIRECTORSHIP(S) OR FOR ANY CAUSE

Article 3, Section 3.3 of the By-Laws of Ziopharm Oncology, Inc. is hereby amended by replacing the first sentence of such section with the following:

“Unless otherwise provided by applicable law or the Certificate of Incorporation, any newly created directorships resulting from an increase in the authorized number of Directors and vacancies occurring in the Board for any cause, shall be filled exclusively by Stockholders.”

III-1

SCHEDULE IV

PROPOSED AMENDMENT OF BYLAWS TO SET THE NUMBER OF DIRECTORS WHICH SHALL CONSTITUTE THE BOARD OF DIRECTORS

Article 3, Section 3.2 of the By-Laws of ZIOPHARM Oncology, Inc. is hereby amended by replacing the first sentence of such section with the following:

“The Board shall consist of seven members; provided, however, that the number of Directors constituting the Board may be adjusted from time to time by a vote of Stockholders; provided further, that if Stockholders elect a new Board and the total number of Directors elected is more or less than the number of Directors previously fixed by Stockholders, then such number of Directors shall be deemed to be the fixed number of Directors (until such time as Stockholders may change this number by the methods described herein) even though such number has not been expressly fixed by resolution of Stockholders.”

IV-1

IMPORTANT

Tell your Board what you think! YOUR CONSENT IS VERY IMPORTANT, no matter how many or how few shares you own. Please “CONSENT” to each of the Proposals by taking three steps:

•	SIGNING the enclosed WHITE consent card,
•	DATING the enclosed WHITE consent card, and
•	MAILING the enclosed WHITE consent card TODAY in the envelope provided (no Postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, only it can give consent for your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to give consent either by toll-free telephone or by the Internet. You may also give consent by signing, dating and returning the enclosed WHITE consent card in the Postage-paid envelope provided, and to ensure that your consent is given for your shares, you should also contact the person responsible for your account and give instructions for a WHITE consent card to be issued representing your shares.

After signing the enclosed WHITE consent card, [DO NOT SIGN OR RETURN ZIOPHARM’S CONSENT REVOCATION CARD UNLESS YOU INTEND TO CHANGE YOUR CONSENT INSTRUCTIONS, because only your latest dated consent card will be counted.]

[If you have previously signed and returned a [__] consent revocation card to Ziopharm, you have every right to change your consent instructions. Only your latest dated consent card will count. You may cancel any consent revocation card already sent to Ziopharm by signing, dating and mailing the enclosed WHITE consent card in the Postage-paid envelope provided or by giving consent by telephone or Internet. Any consent revocation may be cancelled at any time prior to our delivery of written consents to the Company.]

If you have any questions concerning this Consent Statement, would like to request additional copies of this Consent Statement or need help giving consent for your shares, please contact our consent solicitor:

If you have any questions, require assistance in executing your WHITE consent card,

or need additional copies of our consent materials,

please contact Saratoga at the phone numbers listed below.

Saratoga Proxy Consulting, LLC

520 8th Avenue, 14th Floor

New York, NY 10018

(212) 257-1311

Stockholders may call toll-free: (888) 368-0379

Email: info@saratogaproxy.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 26, 2020

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF ZIOPHARM ONCOLOGY, INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY ROBERT W. pOSTMA, WATERMILL ASSET MANAGEMENT CORP., AND THE OTHER PARTICIPANTS NAMED IN THEIR CONSENT SOLICITATION (COLLECTIVELY, THE “PARTICIPATING SHAREHOLDERS”)

THE BOARD OF DIRECTORS OF ZIOPHARM ONCOLOGY, INC.

IS NOT SOLICITING THIS CONSENT

C   O   N   S   E   N   T

Unless otherwise indicated below, the undersigned, a shareholder of ZIOPHARM Oncology, Inc. (the “Company”) on [__], 2020 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of the Company’s common stock, $0.001 par value per share (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the shareholders of the Company:

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS, THIS CONSENT WILL BE VOTED IN FAVOR OF PROPOSALS 1, 2, 3, 4, AND 5. THE PARTICIPATING SHAREHOLDERS RECOMMEND THAT YOU CONSENT TO PROPOSALS 1-5.

1.	Repeal any provision of the By-Laws of the Company (the “Bylaws”) in effect at the time this Proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect and filed with the Securities and Exchange Commission on September 22, 2020.
☐	☐	☐
Consent	Against Consent	Abstain

2.	Remove without cause four members of the Company’s Board of Directors (the “Board”): Scott Braunstein, J. Kevin Buchi, Elan Z. Ezickson and Scott Tarriff and, in addition, any person (other than those elected by this Consent Solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after October 15, 2020 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective.
☐	☐	☐
Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL 2, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 2, BUT NOT ALL OF THEM, OR IF YOU DO NOT WISH TO APPROVE THE REMOVAL OF ANY OTHER PERSON OR PERSONS NOMINATED, ELECTED OR APPOINTED TO THE BOARD ON OR AFTER OCTOBER 15, 2020 BUT PRIOR TO THE EFFECTIVE DATE OF THE PROPOSALS, CHECK THE “CONSENT” BOX ABOVE AND WRITE (1) THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED AND/OR (2) “DO NOT CONSENT TO REMOVAL OF FUTURE DIRECTORS,” IN THE SPACE PROVIDED BELOW.

3.	Amend Article 3, Section 3.3 of the Bylaws, as set forth on Schedule III to the Consent Statement, to provide that any vacancies on the Board resulting from any newly created directorship(s) or for any cause shall be filled exclusively by the shareholders of the Company.
☐	☐	☐
Consent	Against Consent	Abstain

4.	Amend Article 3, Section 3.2 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to provide that stockholders have the exclusive ability to fix the size of the Company’s Board of Directors (the “Board”) and to fix the size of the Board at seven directors.
☐	☐	☐
Consent	Against Consent	Abstain

5.	Elect the Participating Shareholders’ three nominees: Robert Postma, Jaime Vieser and Holger Weis, to serve as directors of the Company until the Company’s 2021 annual meeting of shareholders and until their successors are duly elected and qualified (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).
☐	☐	☐
Consent	Against Consent	Abstain

INSTRUCTION: TO CONSENT, VOTE AGAINST CONSENTING OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL 5, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL 5, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

________________________________________________________________

Proposal 1, Proposal 2, Proposal 3 and Proposal 4 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 is conditioned, in part, upon the effectiveness of Proposal 2.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Shareholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO SHAREHOLDERS:

Please sign exactly as name appears hereon. If the Shares are held by joint tenants or as community property, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by a duly authorized officer. If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPATING SHAREHOLDERS AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.